                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 37

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.    Approximate date of proposed public offering:  March 23, 1999


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                             Preliminary Prospectus

                              Dated March 9, 1999

                             Subject to Completion

                                 [NUVEEN LOGO]
                               Defined Portfolios

Nuveen Unit Trusts, Series 37

Nuveen Dow JonesSM Energy Sector Portfolio, March 1999
Nuveen Dow JonesSM Financial Services Sector Portfolio, March 1999 Nuveen Dow JonesSM Pharmaceutical Sector Portfolio, March 1999
Nuveen Dow JonesSM Technology Sector Portfolio, March 1999
Nuveen Retail Sector Portfolio, March 1999

  Prospectus Part A dated March   , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Se-curities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securi-ties in any state where the offer or sale is not permitted.
 .Portfolios Seek Capital Appreciation
 .Reinvestment Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

SCT-03-99-P

Nuveen Unit Trusts, Series 37
                                                       CUSIP Nos:

                                                       Dividend in cash
Nuveen Dow JonesSM Energy Sector Portfolio, March 1999               Reinvested


Nuveen Dow JonesSM Financial Services Sector Portfolio, March 1999 Nuveen Dow JonesSM Pharmaceutical Sector Portfolio, March 1999
Nuveen Dow JonesSM Technology Sector Portfolio, March 1999
Nuveen Retail Sector Portfolio, March 1999

Overview


Nuveen Unit Trusts, Series 37 in-
cludes the separate unit investment
trusts listed above. Each Portfolio
seeks to provide capital appreciation
by investing in the securities of
companies in its industry sector.

The Portfolios are scheduled to ter-
minate in approximately five years.


 Contents

 2Overview
  Nuveen Dow JonesSM Energy Sector
 3Portfolio,March 1999
 3Risk/Return Summary
 5Schedule of Investments
 8Securities Descriptions
  --Nuveen Dow JonesSM Financial
  Services Sector Portfolio, March
  1999
  Risk/Return Summary
  Schedule of Investments
  Securities Descriptions
  --Nuveen Dow JonesSM
  Pharmaceutical Sector Portfolio,
  March 1999
  Risk/Return Summary

  Schedule of Investments
  Securities Descriptions
  --Nuveen Dow JonesSM Technology
  Sector Portfolio, March 1999
  Risk/Return Summary
  Schedule of Investments
  Securities Descriptions
  --Nuveen Retail Sector Portfolio,
  March 1999
  Risk/Return Summary
  Schedule of Investments
  Securities Descriptions
 8How to Buy and Sell Units
 8Investing in the Portfolios
 8Sales or Redemptions
 8Risk Factors
 9Distributions
 9Income Distributions
 9Capital Distributions
 9General Information
 9Termination
10The Sponsor
  Portfolio Selection
10Dealer Concessions
10Optional Features
10Letter of Intent
10Reinvestment
10Nuveen Mutual Funds
  Notes to Portfolios
 11
  Statement of Condition
 12
  Report of Independent Public
  Accountants
 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------
 NOT FDIC INSURED
 MAY LOSE VALUE
 NO BANK GUARANTEE


"Dow Jones Industrial AverageSM", The Dow 5SM, The Dow 10SM, Dow JonesSM, Dow Jones Global IndexesSM and "DJIASM" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") on behalf of certain Portfolios. The Portfolios are not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Portfolios.

                                      ---

Nuveen Dow JonesSM Energy Sector Portfolio, March 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of energy companies. The Portfolio is di-versified across many energy sectors including integrated oil, oil field serv-ices and equipment, oil and gas exploration and production, oil and gas drill-ing, oil refining and marketing and natural gas.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . selects subgroups from the universe of Dow Jones Global Industry Groups;

 . determines weighting of each subgroup within the Portfolio;

 . selects the largest capitalization stocks within each subgroup and weights them appropriately;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the Portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Oil and natural gas are leading sources of energy. Analysts believe that over the next 20 years, world oil demand will potentially rise with most growth coming from Asia. The Sponsor believes that a number of recent developments, including the following, have combined to sustain demand and promote growth in these industries:

 . Technology has lowered costs and improved efficiency in finding and develop-ing oil and gas reserves.

 . Production costs outside the United States have declined, making projects more economically feasible and increasing drilling activity.

 . Increasing Asian and Eastern European demand for natural gas may fuel that segment's continued positive growth; and

 . Offshore drilling was, at one time, five times as costly as onshore drill-ing, but improved accessibility and technological advances have reduced that gap. Analysts forecast continued long-term growth for the major offshore drilling areas.

 . The Sponsor believes that the energy companies are well-positioned to take advantage of the world's increasing demand for energy.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the energy industry. Adverse developments in this industry may affect the value of your Units. Companies involved in the energy industry must contend with price and supply fluctuations of un-predictable energy fuels, fluctuating of consumer demand, international pol-itics, regulation, taxes, energy conservation and environmental concerns.

To reduce the risks associated with the Portfolio, the Portfolio should:

 . Represent only a portion of your overall investment portfolio; and

 . Be part of a longer term investment strategy.

                                      ---

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own energy stocks in one convenient package;

 . You want capital appreciation potential; and

 . You are seeking to avoid purchasing unrealized capital gains.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................      $               $
Sponsor's Supervisory Fee..........................      $               $
Bookkeeping and Administrative Fees................      $               $
Evaluator's Fees...................................      $               $
Other Operating Expenses(1)........................      $               $
                                                         -----         ------
Total..............................................      $               $

Maximum Organization Costs(2)......................      $               $


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................      1.00%         $10.00
Maximum Deferred Sales Charge......................      3.50%         $35.00
                                                         -----         ------
Total Maximum Sales Charge.........................      4.50%         $45.00

---------
(1) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Dow Jones.

(2) Organization costs are deducted from Portfolio assets at the earlier of close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between 4.5% and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted
monthly in installments of $0.07 per Unit from    , 1999 through    , 2000.

The maximum per Unit sales charges are reduced as follows:


                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.
(2) The Upfront Sales Charge is based on a $10 Unit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given the dif-ference at the time of purchase.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        Life of
                                                        1 Year 3 Years Portfolio
                                                        ------ ------- ---------
Redemption.............................................  $       $        $
No Redemption..........................................  $       $        $


See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, March   , 1999)

             Nuveen Dow JonesSM Energy Sector Portfolio, March 1999

                                                     Percentage
                                                         of
                                                     Aggregate                                          Current
Number of                                     Ticker  Offering  Market Value          Cost of           Dividend
 Shares     Name of Issuer of Securities(1)   Symbol   Price     per Share   Securities to Portfolio(2) Yield(3)
----------------------------------------------------------------------------------------------------------------
           [TO COME]                           $                   $                    $

---------
See "Notes to Portfolios."

                                      ---

Securities Descriptions
The stocks of the following companies are included in the Portfolio:

[To Come]

                                      ---

Nuveen Dow JonesSM Financial Services Sector Portfolio, March 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of financial services companies. The Portfolio is diversified across many financial institutions including banks, thrifts, insurance companies, real estate firms and asset management compa-nies.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . selects subgroups from the universe of Dow Jones Global Industry Groups;

 . determines weighting of each subgroup within the Portfolio;

 . selects the largest capitalization stocks within each subgroup and weights them appropriately;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the Portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

Sector Description

Financial institutions continue to establish themselves as comprehensive serv-ice providers. The Sponsor believes that a number of developments, including the following, have combined to fuel growth in this sector:

 . Global Markets--As brokers seek new clients and issuers pursue attractive rates in foreign markets, the industry becomes increasingly global. Addi-tionally, many investors are looking abroad for greater returns and reduced risk through globally diversified portfolios.

 . Baby Boomers--Because baby boomers have historically undersaved, the Sponsor believes that a prolonged period of large-scale investing could occur as this group advances in age. Analysts believe that inflows in recent years into equity mutual funds are one signal that these individuals are taking responsibility for their retirement.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may affect the value of your Units. Companies involved in the financial services industry must contend with volatile in-terest rates, the adverse effects of economic recession, competition and regulation.

To reduce the risks associated with the Portfolio, the Portfolio should:

 . Represent only a portion of your overall investment portfolio; and

 . Be part of a longer term investment strategy.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own financial services stocks in one convenient package;

 . You want capital appreciation potential; and

 . You are seeking to avoid purchasing unrealized capital gains.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

                                      ---

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................      $               $
Sponsor's Supervisory Fee..........................      $               $
Bookkeeping and Administrative Fees................      $               $
Evaluator's Fees...................................      $               $
Other Operating Expenses(1)........................      $               $
                                                         -----         ------
Total..............................................      $               $

Maximum Organization Costs.........................      $               $


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................      1.00%         $10.00
Maximum Deferred Sales Charge......................      3.50%         $35.00
                                                         -----         ------
Total Maximum Sales Charge.........................      4.50%         $45.00

---------
(1) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Dow Jones.

(2) Organization costs are deducted from Portfolio assets at the earlier of close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between 4.5% and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted
monthly in installments of $0.07 per Unit from     , 1999 through    , 2000.

The maximum per Unit sales charges are reduced as follows:


                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.
(2) The Upfront Sales Charge is based on a $10 Unit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given the dif-ference at the time of purchase.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        Life of
                                                        1 Year 3 Years Portfolio
                                                        ------ ------- ---------
Redemption.............................................  $       $        $
No Redemption..........................................  $       $        $

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, March   , 1999)

       Nuveen Dow JonesSM Financial Services Sector Portfolio, March 1999

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------
                            [TO COME]                           $            $            $

---------
See "Notes to Portfolios."

                                      ---

Securities Descriptions
The stocks of the following companies are included in the Portfolio:

[To Come]

                                      ---

Nuveen Dow JonesSM Pharmaceutical Sector Portfolio, March 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of pharmaceutical companies. The Portfo-lio is diversified across many industries including biotechnology, generics, proprietary medicines and medical devices and supplies.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . selects subgroups from the universe of Dow Jones Global Industry Groups;

 . determines weighting of each subgroup within the Portfolio;

 . selects the largest capitalization stocks within each subgroup and weights them appropriately;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the Portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.


As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Today's health care environment is ever changing--from managed care to major medical breakthroughs. The Sponsor believes that a number of developments, in-cluding the following, have combined to fuel growth in this sector:

 . Aging Population--As baby-boomers advance in years, the global over-65 popu-lation is predicted to rise through the year 2025. This aging population pressures the industry to continue developing new drugs to improve and pro-long life.

 . Managed Care--Managed care's share of the retail pharmaceutical market was less than 30% at the start of the decade. The Sponsor believes that the rapid growth of managed care's presence should continue to transform the market place.

 . Legislation--Key drivers of industry growth include recent legislation that expedites the new drug review process and allows the promotion of drugs for unapproved uses under certain circumstances, and the FDA's relaxed rules on direct-to-consumer advertising of prescription drugs.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the pharmaceutical industry. Adverse devel-opments in this industry may affect the value of your Units. Companies in-volved in the pharmaceutical industry must contend with regulation, competi-tion, termination of patent protections and the risk that technological ad-vances will render their products obsolete.

To reduce the risks associated with the Portfolio, the Portfolio should:

 . Represent only a portion of your overall investment portfolio; and

 . Be part of a longer term investment strategy.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own pharmaceutical stocks in one convenient package;

 . You want capital appreciation potential; and

 . You are seeking to avoid purchasing unrealized capital gains.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

                                      ---

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................      $               $
Sponsor's Supervisory Fee..........................      $               $
Bookkeeping and Administrative Fees................      $               $
Evaluator's Fees...................................      $               $
Other Operating Expenses(1)........................      $               $
                                                         -----         ------
Total..............................................      $               $

Maximum Organization Costs(2)......................      $               $


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................      1.00%         $10.00
Maximum Deferred Sales Charge......................      3.50%         $35.00
                                                         -----         ------
Total Maximum Sales Charge.........................      4.50%         $45.00

---------
(1) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Dow Jones.

(2) Organization costs are deducted from Portfolio assets at the earlier of close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between 4.5% and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted
monthly in installments of $0.07 per Unit from     , 1999 through    , 2000.

The maximum per Unit sales charges are reduced as follows:


                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.
(2) The Upfront Sales Charge is based on a $10 Unit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given the dif-ference at the time of purchase.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        Life of
                                                        1 Year 3 Years Portfolio
                                                        ------ ------- ---------
Redemption.............................................  $       $        $
No Redemption..........................................  $       $        $

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, March   , 1999)

         Nuveen Dow JonesSM Pharmaceutical Sector Portfolio, March 1999

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------
                            [TO COME]                           $            $            $

---------
See "Notes to Portfolios."

                                      ---

Securities Descriptions
The stocks of the following companies are included in the Portfolio:

[To Come]

                                      ---

Nuveen Dow JonesSM Technology Sector Portfolio, March 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of technology companies. The Portfolio is diversified across many technology sectors including computers, computer networking, software, semiconductors and communications.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . selects subgroups from the universe of Dow Jones Global Industry Groups;

 . determines weighting of each subgroup within the Portfolio;

 . selects the largest capitalization stocks within each subgroup and weights them appropriately;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the Portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The technological revolution continues to surge forward at speeds once incom-prehensible. The Sponsor believes that a number of developments, including the following, have combined to fuel growth in this sector:

 . Internet Growth--The evolution and expansion of the Internet has generated tremendous growth opportunities. Internet-driven worldwide revenue in 1996 was estimated at $19 billion; this spending should continue to grow as Internet access increases.

 . Low Cost PCs--The emergence of sub-$1,000 PCs has expanded the home computer market and driven the development of enhanced software for smaller comput-ers. Thus, the functionality and capabilities once available only through high-end, costly hardware are now accessible to home users.

 . Technological Advances--PC demand increases as users migrate or upgrade to faster, newer systems. The Sponsor believes that the demand surge that sur-rounded the arrival of Microsoft Windows 95 could potentially return with Intel's and Microsoft's 1998-1999 product introductions.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the technology industry. Adverse develop-ments in this industry may affect the value of your Units. Companies in-volved in the technology industry must contend with rapid changes in tech-nology, intense competition and the rapid obsolescence of products and serv-ices.

To reduce the risks associated with the Portfolio, the Portfolio should:

 . Represent only a portion of your overall investment portfolio; and

 . Be part of a longer term investment strategy.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own technology stocks in one convenient package;

 . You want capital appreciation potential; and

 . You are seeking to avoid purchasing unrealized capital gains.

                                      ---

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................      $               $
Sponsor's Supervisory Fee..........................      $               $
Bookkeeping and Administrative Fees................      $               $
Evaluator's Fees...................................      $               $
Other Operating Expenses(1)........................      $               $
                                                         -----         ------
Total..............................................      $               $

Maximum Organization Costs(2)......................      $               $


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................      1.00%         $10.00
Maximum Deferred Sales Charge......................      3.50%         $35.00
                                                         -----         ------
Total Maximum Sales Charge.........................      4.50%         $45.00

---------
(1) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use service marks, trademarks and trade names of Dow Jones.

(2) Organization costs are deducted from Portfolio assets at the earlier of close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between 4.5% and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted
monthly in installments of $0.07 per Unit from    , 1999 through    , 2000.

The maximum per Unit sales charges are reduced as follows:


                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.
(2) The Upfront Sales Charge is based on a $10 Unit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given the dif-ference at the time of purchase.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        Life of
                                                        1 Year 3 Years Portfolio
                                                        ------ ------- ---------
Redemption.............................................  $       $        $
No Redemption..........................................  $       $        $

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, March   , 1999)

           Nuveen Dow JonesSM Technology Sector Portfolio, March 1999

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------
           [To Come]                                            $            $            $

---------
See "Notes to Portfolios."

                                      ---

Securities Descriptions
The stocks of the following companies are included in the Portfolio:

[To Come]

                                      ---

Nuveen Retail Sector Portfolio, March 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of retail companies. The Portfolio is di-versified across the retail industry including general retailers, specialty retailers and retail manufacturers.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . selects Industry Groups from various indexes that comprise the sector;

 . determines weighting of each Industry Group within the Portfolio;

 . assesses the relative attractiveness of stocks within each Industry Group;

 . checks stocks for extraordinary corporate events that may prevent them from meeting the Portfolio's quality standards; and

 . examines the next stock on the list in order of market capitalization, if a stock is excluded.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

A number of economic and industry trends have stimulated consumer spending, resulting in rising retail sales. The Sponsor believes that the following fac-tors should increase the growth potential of the retail sector:

 . Increasing population;

 . Expanding retail markets;

 . Better consumer data;

 . High immigration rates;

 . Expanding teen-aged population; and

 . Increased birth rates.

In addition, the Internet has provided consumers around the world with faster, more convenient access to a wider variety of retail markets. In fact, industry experts predict that over half of all retail purchases will be made on-line by 2010.

Retailers can now utilize extensive data warehouses to better understand cus-tomer needs, forecast demand and manage inventory. This makes retailers more efficient and better able to attract consumer spending.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the retail industry. Adverse developments in this industry may affect the value of your Units. Companies involved in the retail industry must contend with intense competition, cyclical market patterns, changing spending trends and the economy.

To reduce the risks associated with the Portfolio, the Portfolio should:

 . Represent only a portion of your overall investment portfolio; and

 . Be part of a longer term investment strategy.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own retail stocks in one convenient package;

 . You want capital appreciation potential; and

 . You are seeking to avoid purchasing unrealized capital gains.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

                                      ---

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................      $               $
Sponsor's Supervisory Fee..........................      $               $
Bookkeeping and Administrative Fees................      $               $
Evaluator's Fees...................................      $               $
Other Operating Expenses...........................      $               $
                                                         -----         ------
Total..............................................      $               $

Maximum Organization Costs(1)......................      $               $


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................      1.00%         $10.00
Maximum Deferred Sales Charge......................      3.50%         $35.00
                                                         -----         ------
Total Maximum Sales Charge.........................      4.50%         $45.00

---------

(1) Organization costs are deducted from Portfolio assets at the earlier of close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between 4.5% and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted
monthly in installments of $0.07 per Unit from    , 1999 through    , 2000.

The maximum per Unit sales charges are reduced as follows:


                                                                           Total
                                                      Upfront  Deferred   Maximum
                                                       Sales    Sales      Sales
                 Number of Units(1)                  Charge(2)  Charge    Charge
 --------------------------------------------------  --------- --------   -------
 Less than 5,000...................................    1.00%    $0.35      4.50%
 5,000 to 9,999....................................    0.75%    $0.35      4.25%
 10,000 to 24,999..................................    0.50%    $0.35      4.00%
 25,000 to 49,999..................................    0.00%    $0.35      3.50%
 50,000 to 99,999..................................    0.00%    $0.35(3)   2.50%
 100,000 or more...................................    0.00%    $0.35(3)   1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.
(2) The Upfront Sales Charge is based on a $10 Unit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given the dif-ference at the time of purchase.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                        Life of
                                                        1 Year 3 Years Portfolio
                                                        ------ ------- ---------
Redemption.............................................  $       $        $
No Redemption..........................................  $       $        $

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, March   , 1999)

                   Nuveen Retail Sector Portfolio, March 1999

                                                              Percentage
                                                                  of
                                                              Aggregate                  Cost of    Current
Number of                                              Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------------------
                                                                $            $            $
           [TO COME]

---------
See "Notes to Portfolios."

                                      ---

Securities Descriptions

The stocks of the following companies are included in the Portfolio:




                                   [TO COME]





                                   [TO COME]

                                      ---

How to Buy and Sell Units

Investing in the Portfolios

The minimum investment is normally $1,000 or 100 Units, whichever is less. However, for Education IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of March   , 1999, the Initial Date of Deposit, the per Unit Public Offer-
ing Price for each Portfolio is $10.00. As described above, Units are subject to an upfront sales charge that is equal to the difference between 4.5% and the remaining deferred sales charges. If a Portfolio has any remaining de-ferred sales charges, you will also pay those charges. The Public Offering
Price includes the estimated organization cost of $    per Unit. The Public
Offering Price changes every day with changes in the price of the securities.
As of the close of business on March   , 1999, the number of Units of each
Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

Wrap Accounts and certain other investors described in Part B of the Prospec-tus, may buy Units with a reduced sales charge of 1% per Unit.

Each Portfolio's securities are valued by the Evaluator, the Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable national securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of each Portfolio. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

For secondary market sales, the Public Offering Price is based on the aggre-gate underlying value of the securities in a Portfolio plus or minus cash, if any, in the Income and Capital Accounts, plus a sales charge of 4.5% of the Public Offering Price divided by the number of outstanding Units. Secondary market purchasers will be subject to an upfront sales charge that is equal to the difference between 4.5% and the remaining deferred sales charges. If a Portfolio has any remaining deferred sales charges, you will also pay those charges.

See "Public Offering Price" and "Market for Units" in Part B for additional information.

Sales or Redemptions

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any busi-ness day at their current market value. However, Unitholders who purchase at least 1,000 Units may elect to be distributed the underlying stock.

Although not obligated to do so, the Sponsor, John Nuveen & Co. Incorporated, may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by a Portfolio.

                                      ---

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 .Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolios are concentrated in the securities of their respective industries.

Energy Industry--Here is what you should know about a concentration in stocks of the energy industry:

  --Companies involved in this industry must contend with:

   changes in value and dividend yield which depend largely on the price and supply of unpredictable energy fuels and consumer demand;

  energy conservation;

  taxes; and

  government regulation.

  --International politics may cause price and supply fluctuations.

  --Increasing sensitivity to environmental concerns will likely pose serious challenges to the industry over the coming decade.

Financial Services Industry--Here is what you should know about a concentra-tion in stocks of the financial services industry:

  --Companies involved in this industry must contend with:

  economic recession;

  volatile interest rates;

   concentrations in geographic markets and in commercial and residential real estate loans;

  regulation; and

  competition.

  --Extensive regulation can negatively impact earnings and the ability of a company to pay dividends.

Pharmaceutical Industry--Here is what you should know about a concentration in stocks of the pharmaceutical industry:

  --Companies involved in this industry must contend with:

   increasing competition from generic drug sales;

   termination of their patent protection for drug products; and

   technological advances may render their products or services obsolete.

  --Governmental regulation of their products and services can have a signifi-cant unfavorable effect on the price and availability of such products or services.

Technology Industry--Here is what you should know about a concentration in stocks of the technology industry:

  --Companies involved in this industry must contend with:

   rapid changes in technology;

   worldwide competition;

   rapid obsolescence of products and services;

   cyclical market patterns;

   evolving industry standards; and

   frequent new product introductions.

  --An unexpected change in one or more of the technologies affecting an is-suer's products or in the market for products based on a particular tech-nology could have an adverse effect on an issuer's operating results.

  --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components; and

   the failure of the issuer to comply with rigorous industry standards.

Retail Industry--Here is what you should know about a concentration in stocks of the retail industry:

  --Companies involved in this industry must contend with:

   intense competition;

   cyclical market patterns;

   changing consumer spending trends; and

   state of the economy.

                                      ---

  --American retailers entering global markets may have difficulty adapting to constraints, foreign economies and added research costs.

 .Foreign risks

  Certain of the securities included in the Portfolio may be American Deposi-tary Receipts ("ADRs") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR ev-idences ownership of an underlying foreign security. Foreign securities present risks beyond securities of U.S. issuers. Foreign companies may be affected by:

  --adverse political, diplomatic and economic developments;

  --changes in foreign currency exchange rates; and

  --taxes and less publicly available information.

Distributions

Income Distributions

Cash dividends received by each Portfolio, net of expenses, will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning June 30, 1999, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on March   , 2004, the Mandatory Termination Date, the securities
in the Portfolios will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after a Portfolio's termination. However, Unitholders who purchase at least 1,000 Units may elect to be distributed the underlying stock. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-ef-ficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. More than
1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of a Portfolio. We invite you to discuss the contents with your finan-cial adviser, or you may call us at 800-257-8787 for additional information.

Portfolio Selection

The stocks included in the Portfolios were selected by Nuveen's research de-partment with the assistance of Lehman Brothers Inc., a 148-year-old global investment bank with over 100 equity analysts. For those Portfolios designated as Nuveen Dow Jones Sector Portfolios, Nuveen has chosen the Dow Jones Global Indexes, published by Dow Jones & Company, as the basis of such sector portfo-lios.

In addition to being the leading publisher of business and financial news, Dow Jones is noted for stock market indexes. The Dow Jones Industrial Average was launched in 1896 and today is the best known market indicator in the world. Nearly a century later, Dow Jones introduced its global indexes, covering 3,000 companies in 34 countries and representing 121 industry groups in 9 mar-ket sectors.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

                                      ---

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Ac-counts and other investors entitled to the sales charge reduction applicable for Wrap Accounts, as follows:

-------------------------------------------------------------------------------

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25
10,000 to 24,999.....................................................    3.00
25,000 to 49,999.....................................................    2.50
50,000 to 99,999.....................................................    1.50
100,000 or more......................................................    0.75
Wrap Accounts........................................................    0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

For secondary market sales the Sponsor plans to allow a concession of 3.5% of the Public Offering Price to dealer firms.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested at a reduced sales charge into ad-ditional Units of the Portfolio. See "Distributions to Unitholders" and "Accu-mulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.
-------------------------------------------------------------------------------
Notes to Portfolios

(1) All securities are represented by regular way contracts to purchase such securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the securi-
    ties were entered into by the Sponsor on March   , 1999.

(2) The cost of the securities to each Portfolio represents the aggregate un-derlying value with respect to the securities acquired (generally deter-mined by the closing sale prices of the listed securities on the business day preceding the Initial Date of Deposit). The valuation of the securi-ties has been determined by the Trustee. As of the Initial Date of Depos-it, other information regarding the securities is as follows:

                                                        Value of  Cost to  Gain
                                                       Securities Sponsor (loss)
                                                       ---------- ------- ------
     Energy Sector Portfolio..........................   $         $      $
     Financial Services Sector Portfolio..............   $         $      $
     Pharmaceutical Sector Portfolio..................   $         $      $
     Technology Sector Portfolio......................   $         $      $
     Retail Sector Portfolio..........................   $         $      $

(3) Current Dividend Yield for each security was calculated by annualizing the most recent ordinary dividend paid on that security and dividing the re-sult by that security's closing sale price on the business day prior to the Initial Date of Deposit.

(4) This security represents the common stock of a foreign company which trades directly on a United States national securities exchange.


Please note that if this prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

-------------------------------------------------------------------------------

                                      ---

Statement of Condition
(at the Initial Date of Deposit, March   , 1999)

                                    Financial
                           Energy   Services  Pharmaceutical Technology  Retail
                           Sector    Sector       Sector       Sector    Sector
                          Portfolio Portfolio   Portfolio    Portfolio  Portfolio
                          --------- --------- -------------- ---------- ---------
Trust Property
Investment in securities
 represented by purchase
 contracts(1)(2)........  $         $            $            $         $
                          ========  ========     ========     ========  ========
Liabilities and Interest
 of Unitholders
Liabilities:
  Deferred sales
   charge(3)............  $         $            $            $         $
  Reimbursement of Spon-
   sor for organization
   costs(4).............  $         $            $            $         $
                          --------  --------     --------     --------  --------
     Total..............  $         $            $            $         $
                          ========  ========     ========     ========  ========
Interest of Unitholders:
  Units of fractional
   undivided interest
   outstanding..........
  Cost to investors(5)..  $         $            $            $         $
   Less: Gross under-
    writing commis-
    sion(6).............  $         $            $            $         $
   Less: Organization
    costs(4)............  $         $            $            $         $
                          --------  --------     --------     --------  --------
  Net amount applicable
   to investors.........  $         $            $            $         $
                          --------  --------     --------     --------  --------
     Total..............  $         $            $            $         $
                          ========  ========     ========     ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from a Portfolio ($0.35
    per Unit), payable to the Sponsor in      equal monthly installments of
    $0.07 per Unit beginning on      , 1999, and on the last business day of
    each month thereafter through           .

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a
    Portfolio. These costs have been estimated at $     per Unit for each
    Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an up-front and a deferred sales charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 37:

We have audited the accompanying statement of condition and the schedule of in-vestments at date of deposit (included in Part A of this Prospectus) of Nuveen
Unit Trusts, Series 37 as of March   , 1999. These financial statements are the
responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the account-ing principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the
financial position of Nuveen Unit Trusts, Series 37, as of March   , 1999, in
conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
March   , 1999.

                                      ---

Defined                  NUVEEN UNIT TRUSTS, SERIES 37
Portfolios                    PROSPECTUS -- PART A

                                 March   , 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787

  This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-     )

  Investment Company Act of 1940 (file no. 811-     )

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

Defined Portfolios

Nuveen Index Portfolio Prospectus
      Prospectus Part B dated February 25, 1999

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust and provides specific information regarding the Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for an initial list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made annually and as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus, if applicable, and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
THE PORTFOLIO..............................................................   5
THE NASDAQ 100 INDEX.......................................................   6
NASDAQ 100(R) INDEX LICENSING AGREEMENT....................................   9
PUBLIC OFFERING PRICE......................................................  10
MARKET FOR UNITS...........................................................  12
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  13
TAX STATUS.................................................................  13
RETIREMENT PLANS...........................................................  16
TRUST OPERATING EXPENSES...................................................  16
INVESTMENT SUPERVISION.....................................................  17
DISTRIBUTIONS TO UNITHOLDERS...............................................  18
ACCUMULATION PLAN..........................................................  18
REPORTS TO UNITHOLDERS.....................................................  19
UNIT VALUE AND EVALUATION..................................................  19
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  20
OWNERSHIP AND TRANSFER OF UNITS............................................  21
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  21
REDEMPTION.................................................................  21
PURCHASE OF UNITS BY THE SPONSOR...........................................  23
INFORMATION ABOUT THE TRUSTEE..............................................  23
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  23
SUCCESSOR TRUSTEES AND SPONSORS............................................  24
INFORMATION ABOUT THE SPONSOR..............................................  24
INFORMATION ABOUT THE EVALUATOR............................................  25
OTHER INFORMATION..........................................................  25
LEGAL OPINION..............................................................  26
AUDITORS...................................................................  26
SUPPLEMENTAL INFORMATION...................................................  26

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trust(s) contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and the Trustee.

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for an initial list of the Securities deposited in the applicable Trust. See also, "Primary Risks" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Trusts employ an indexing strategy and attempt to track the performance of a specific market index. There can be no assurance that a Trust will be able to track the performance of an index because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in Units of the Trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

  Additional Units of each Trust may be issued at any time by depositing in such Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash (or a letter of credit) to be applied to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. If the Sponsor deposits cash (or a letter of credit), existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "COMPOSITION OF TRUSTS" below.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain Securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.) To assist the Sponsor in selecting Securities for the Trusts, the Sponsor may use its own resources to pay outside research service providers.

  On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. This initial deposit into each Trust consisted of at least 30 shares of each of the stocks which comprise the related stock index. During an initial adjustment period, the Sponsor will continue to deposit Securities in a Trust (contracts for the purchase thereof), or cash (or a letter of credit) with instructions to purchase such Securities, until at the end of such period when the Trust contains substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio that generally corresponds to the index. In connection with any deposit of Securities, purchase and sale transactions will generally be effected in accordance with a computer optimization program. (See "THE PORTFOLIO").

  Precise duplication of the relationship among the Securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trusts, but correlation between the related stock index and each Trust portfolio is expected to be between .97 and .99 over the life of the Trusts. Correlation is a measure of the extent to which the price of a Trust fluctuates with the price of the index. If a portfolio held all the securities in the index with exactly the same weightings as the index at all times, the correlation would be 1.00. Since a Trust's holdings and weightings will differ for a variety of reasons, the correlation will be less than 1.00. Although correlation is indirectly related to performance, it is not a measure of the extent to which the performance of a Trust will match the performance of the index.

  By investing in those Securities determined by the optimization model in substantially the same proportions which comprise the related stock index, each Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the terms of such Trust. Due to various factors that include, among others: (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all of the Securities in a Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement Security, there can be no assurance that this goal will be satisfied. An investment in Units of a Trust should be made with an understanding that each Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

  Each Trust consists of (a) the Securities listed under the related portfolio that may continue to be held from time to time in such Trust (b) any additional equity securities acquired and held by such Trust pursuant to the provisions of the Indenture and (c) any cash held in the Income and Capital Accounts of such Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust will achieve its investment objectives.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

The Portfolio

  Each Trust portfolio will consist of as many of the components of the related stock index as is feasible in order to seek to achieve the respective Trust's goal of attempting to provide investment results that duplicate substantially the total return of the index. Following the Initial Adjustment Period, each Trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between each Trust portfolio and that of the related index of between .97 and .99. Adjustments to a Trust portfolio will generally be made on an ongoing basis in accordance with a computer optimization program which uses a number of factors, including cash flows, risk, historical correlation between the underlying stocks in the Nasdaq 100 Index and the Nasdaq 100 Index and transaction costs in an attempt to produce the optimal correlation with the Nasdaq 100 Index. The Trust may invest in new Securities in several circumstances, that include, in connection with the creation of additional Units, as companies are dropped from or added to such index, and as Securities are sold to meet redemptions or to pay for sales charges and expenses. These adjustments will be made as practicable generally in accordance with computer program output showing which of the Securities are under- or over-represented in a Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a Trust and the related index. The proceeds from any sale may be distributed or invested in those Securities which the computer program indicates are under-represented based upon the computer optimization program. See "INVESTMENT SUPERVISION."

   Due to changes in the composition of the Nasdaq 100 Index, adjustments to a Trust portfolio may be made from time to time. It is anticipated that most of such changes in the Nasdaq 100 Index will occur as a result of merger or acquisition activity. In such cases, a Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will generally be reinvested in the Securities as determined by the computer program output. Any Securities received as consideration which are not included in the related index will generally be sold as soon as practicable and will also generally be reinvested in accordance with the computer optimization program.

  The Sponsor does not anticipate purchasing or selling stock in quantities which are not economically practicable. In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the related index may not be possible. See "INVESTMENT SUPERVISION."

The NASDAQ 100 Index

  The Nasdaq 100 Index represents the largest and most active non-financial do-mestic and international issues listed on The Nasdaq Stock Market. Annual ad-justments were first implemented in 1993 when Nasdaq 100 Index options began trading on the Chicago Board Options Exchange under the symbol "NDX." In April 1996, Nasdaq 100 futures and options on futures began trading on the Chicago Mercantile Exchange under the ticker "ND."

  All securities in the index are among the top 150 eligible securities based on closing prices as of October 30, 1998 and the available total shares out-standing as of December 1, 1998. Nasdaq 100 issues ranked 101 through 150 in market value will be replaced by larger eligible securities unless the security was in the top 100 eligible securities during the previous year's ranking. Eli-gibility criteria for the index includes a minimum average daily trading volume of 100,000 shares. Generally, companies also must have seasoned on Nasdaq or another major exchange, which means they have been listed for a minimum of two years. If the security is a foreign security, the company must have a world wide market value of a least $10 billion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day. In ad-dition, foreign securities must be eligible for listed-options trading.

  Effective December 21, 1998, the Nasdaq 100 Index is calculated based upon a modified capitalization weighted methodology. To accomplish this, Nasdaq re-views the composition of the Nasdaq 100 Index on a quarterly basis, and adjusts the weightings of index components using a proprietary algorithm whenever: (1) any individual component securities represent more than 24 percent of the total market value of the index; and/or (2) the combined weight of all securities having individual weightings of at least 4.5 percent exceeds 48 percent of the total market value of the index. The index will be subsequently readjusted only if the index weights exceed the 24 percent and/or 48 percent thresholds.

  The precise post-diversification weightings of component securities in the index was determined based upon closing prices on December 10. The aggregate weight of the five largest stocks in the index, approximately 61 percent, was scaled down to 40 percent. Weightings of all index securities are reset by re-ducing or enlarging such weights toward 1.0 percent, the average weight. The value of the adjusted index will continue to be disseminated under the current symbol NDX.

  The Nasdaq-Amex Market Group, which operates The Nasdaq Stock Market is a subsidiary of the National Association of Securities Dealers, Inc. (NASD(R)), the largest securities-industry, self-regulatory organization in the United States.

  The Nasdaq Stock Market lists nearly 5,400 companies and trades more shares per day than any other major U.S. market. Since making its debut as the world's first electronic stock market, Nasdaq has been at the forefront of innovation, using technology to bring millions of investors together with the world's lead-ing companies. It is among the world's best regulated stock markets, employing the industry's most sophisticated surveillance systems and regulatory special-ists to protect investors and provide a fair and competitive trading environ-ment.

  The following table depicts the Year-End Index Value for the Nasdaq 100 Index from inception (February 1, 1985) through December 31, 1998 as well as the total returns of the Nasdaq 100 Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") and the Dow Jones Industrial Average ("DJIA"). The table uses data that is adjusted to reflect that the Nasdaq 100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends for the Nasdaq 100 Index. Investors should note that the figures below represent past performance of the Nasdaq 100 Index, S&P 500 and the DJIA and not their future performance or the performance of the Nasdaq 100 Index Portfolio (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                           Year-End  Nasdaq 100 S&P 500  DJIA
                                          Nasdaq 100   Annual   Annual  Annual
Year                                        Value     Returns   Returns Returns
----                                      ---------- ---------- ------- -------
February 1, 1985.........................       125        --       --      --
1985.....................................    132.29      5.83%   31.06%  33.62%
1986.....................................    141.41      6.89%   18.54%  27.25%
1987.....................................    156.25     10.49%    5.67%   5.55%
1988.....................................    177.41     13.54%   16.34%  16.24%
1989.....................................    223.83     26.17%   31.23%  32.24%
1990.....................................    200.53   (10.41)%  (3.14)% (0.54)%
1991.....................................    330.86     64.99%   30.00%  24.25%
1992.....................................    360.19      8.86%    7.43%   7.40%
1993.....................................    398.28     10.57%    9.94%  16.97%
1994.....................................    404.27      1.50%    1.29%   5.02%
1995.....................................    576.23     42.54%   37.11%  36.94%
1996.....................................    821.36     42.54%   22.68%  28.91%
1997.....................................    990.80     20.63%   33.10%  24.91%
1998.....................................  1,836.01     85.31%   28.60%  18.15%
Average Annual Return Since Nasdaq 100
 Index's Inception.......................               21.30%   18.58%  19.22%

  The Nasdaq 100 annual returns have been calculated from the year end values. The S&P 500 annual returns assume that dividends are reinvested as they are re-ceived. The DJIA annual returns assume dividends are reinvested monthly. The 1, 5, and 10 year annual returns for the Nasdaq 100 Index are 85.3%, 35.8%, and 26.3% respectively. The 1, 5, and 10 year annual returns for the S&P 500 are 33.1%, 23.87%, and 18.99% respectively. The 1, 5, and 10 year annual returns for the DJIA are 18.15%, 22.30%, and 18.84% respectively.

  Because the Nasdaq 100 Index Portfolio is sold to the public at net asset value plus the applicable sales charge, and the expenses of the Trust are deducted before making distributions to Unitholders, and because of a variety of other reasons described in this Prospectus, investment in the Nasdaq 100 Index Portfolio, if it had existed, would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table.

  Investors should note that the Trusts are not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no representation, express or implied, to the Trusts or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trusts specifically or the ability of the indexes to track general stock market performance.

  As of the Initial Date of Deposit, the following are descriptions of the top ten firms of the Nasdaq 100 Index:

Microsoft Corporation (MSFT)
Microsoft Corporation develops, manufactures, licenses, and supports a range of software products, including scalable operating systems, server applications, business and consumer productivity applications, software development tools, and Internet software and technologies. The Company is best known for its "Microsoft MS-DOS," "Microsoft Windows," and "Microsoft Windows 95" operating systems.

Intel Corporation (INTC)
Intel Corporation designs, manufactures, and markets microcomputer components and related products at various levels of integration. The Company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors. Intel also sells conferencing, flash memory, graphics, and net-work and communications products.

Cisco Systems, Inc. (CSCO)
Cisco Systems, Inc. supplies data networking products to the corporate enter-prise and public wide area service provider networks. The Company offers a va-riety of products, including routers, LAN switches, frame relay/ATM and remote access concentrators, which allow people to access or transfer information without regard to differences in time, place, or type of computer system.

MCI WorldCom, Inc. (WCOM)
MCI WorldCom, Inc. provides facilities-based fully integrated telecommunica-tions services to business, government, and consumer customers from a network of fiber optic cables, digital microwave and satellite stations. The Company also provides end-to-end high-capacity connectivity to more than 35,000 build-ings worldwide. MCI WorldCom operates in more than 65 countries in the Ameri-cas, Europe, and the Asia-Pacific regions.

Dell Computer Corporation (DELL)
Dell Computer Corporation designs, develops, manufactures, markets, services and supports a variety of computer systems, including desktops, notebooks, and network servers. The Company also customizes products and services to end us-ers.

Oracle Corporation (ORCL)
Oracle Corporation designs, develops, markets and supports computer software products with a variety of uses, including database management, application de-velopment, and business intelligence and applications.

Sun Microsystems, Inc. (SUNW)
Sun Microsystems, Inc. supplies enterprise network computing products, includ-ing desktop systems, servers, storage subsystems, network switches, software, microprocessors, and a full range of services and support. The Company's prod-ucts are used for many demanding commercial and technical applications in vari-ous industries.

Amgen Inc. (AMGN)
Amgen Inc. is a major biotechnology company involved in research and develop-ment, manufacturing, and marketing of therapeutic products. The Company's key products are genetically engineered versions of natural hormones that stimulate production of blood components.

Yahoo! Inc. (YHOO)
Yahoo! Inc. is a global Internet media company that offers a network of branded World Wide Web programming. The Company provides targeted Internet resources and communications services for a broad range of audiences.

Tele-Communications, Inc.--Series A (TCOMA)
Tele-Communications, Inc., through its TCI Group subsidiary, owns and operates cable television systems in the U.S. The Company, which is slated for acquisi-tion by AT&T Corp., also provides satellite, telephone, and Internet services.

  In addition, the following are other Nasdaq 100 Index company descriptions:

Amazon.com, Inc. (AMZN)
Amazon.com, Inc., an online bookstore retailer, offers more than 2.5 million in-print and out-of-print titles, as well as compact discs, videotapes, audiotapes and other products. The Company features search and browse capabili-ties, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

Nordstrom, Inc. (NOBE)
Nordstrom, Inc. is an upscale fashion retailer of apparel, shoes, and accesso-ries for women, men, and children. The Company sells its goods through more than 90 stores in 22 states and through its Nordstrom catalog.

Starbucks Corporation (SBUX)
Starbucks Corporation, the #1 specialty coffee retailer in the U.S., operates more than 2,000 coffee shops in North America, Asia, and the United Kingdom. The Company markets coffee and related products through grocery stores and mail-order and online catalogs. Starbucks also sells its coffee to restaurants, hotels, and airlines.

USA Networks, Inc. (USAI)
USA Networks, Inc. is a diversified media and electronic commerce company. The Company's operations include USA Network, home of the Sci-Fi Channel and the Home Shopping Network; Ticketmaster; and Studios USA, its TV movies production and distribution division.

Bed Bath & Beyond Inc. (BBBY)
Bed Bath & Beyond Inc. sells domestic items and home furnishings, including brand name merchandise such as Laura Ashley, Calphalon, and Krups products. The Company operates more than 180 stores in 34 states.

  Nuveen has obtained these company descriptions from sources it deems reli-able. However, Nuveen has not independently verified the accuracy or complete-ness of the information provided.

NASDAQ 100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Nasdaq 100 Index Portfolio (through the Sponsor) is granted a license to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq 100," and "Nasdaq 100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq 100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq 100 Index ceases to be compiled or made available or the anticipated correlation between the Trust and the Nasdaq 100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq 100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq 100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advisability of investing in Securities generally or in Units of the Trust particularly or the ability of the Nasdaq 100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq 100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq 100 Index. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the administration of the Trust, marketing or trading of Units of the Trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ 100 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust. If Units are purchased after the first deferred sales charge payment specified in "Fees and Expenses" in Part A of the Prospectus, the Public Offering Price includes an upfront sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trust in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Fees and Expenses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Fees and Expenses" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Fees and Expenses" "in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales, the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION."

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Trustee will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses and minor children. No dealer concessions will be paid for such purchases.

  Units may be purchased with the reduced sales charge of $0.95 per Unit by
(1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the

Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

  In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

Evaluation of Securities at the Initial Date of Deposit

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  Each Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trusts intend to timely distribute their taxable income (including any net capital gain), it is anticipated that the Trusts will not be subject to Federal income tax or the excise tax.

  Distributions to Unitholders of a Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary in-come to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Al-though distributions generally will be treated as distributed when paid, dis-tributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by a Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

  Distributions of a Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as aris-ing from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") pro-vides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of cer-tain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

  The Taxpayer Relief Act of 1997 includes provisions that treat certain trans-actions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recog-nition of gain (but not loss) and for purposes of determining the holding peri-od. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

  In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are consid-ered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their invest-ment in Units.

  Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is de-ferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

  Distributions which are taxable as ordinary income to Unitholders will con-stitute dividends for federal income tax purposes. When Units are held by cor-porate Unitholders, Trust distributions may qualify for the 70% dividends-re-ceived deduction, subject to the limitations otherwise applicable to the avail-ability of the deduction, to the extent the distribution is attributable to dividends received by a Trust from United States corporations (other than real estate investment trusts) and is designated by a Trust as being eligible for such deduction. To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domes-tic corporations. Each Trust will provide each Unitholder with information an-nually concerning what part of the Trust's distributions are eligible for the dividends received deduction.

  The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of div-idends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduc-tion is subject to certain limitations. The 1997 Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regard-ing this election and its consequences to them.

  Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units of a Trust are held by or for 500 or more persons at all times during the tax-able year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distribu-tions received from the Trust.

  Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  Under certain circumstances a Unitholder may be able to request an in kind distribution upon termination of the Trust. See "Redemption." Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss (subject to various nonrecognition provisions under the Code) based on the value of the Securities received. Investors electing an in kind distribution should consult their own tax advisers with regard to such transaction.

  The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be re-quested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when re-quested, distributions by the Trust to such Unitholder (including amounts re-ceived upon the redemption of Units) will be subject to back-up withholding.

  The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by a Trust to United States Unitholders.

  A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain divi-dends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in a Trust and Trust distributions may also be sub-ject to state and local taxation and Unitholders should consult their tax advi-sors in this regard.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans estab-lished.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Fees and Expenses" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trusts (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administration Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administration Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Investment Supervision

  The Trusts are unit investment trusts and are not "actively managed" funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolios of the Trusts, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio.

  As a general rule, purchases and sales that will be made with respect to a Trust's portfolio will be those that seek to maintain, to the extent feasible, a portfolio which reflects the current components of the stock index, taking into consideration redemptions, sales of additional Units, cash flows, expenses and the other factors referred to elsewhere in this Prospectus. See "THE PORTFOLIO." Such purchases and sales will generally be made in accordance with the computer program utilized to maintain the related portfolio, the Indenture and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee or its designated agent to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in a portfolio, or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the stock index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the stock index, (iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or income, or (iv) as the Sponsor may otherwise determine. In the event the Trustee receives any Securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such Securities or other property. However, if the Securities received are components of the Nasdaq 100 Index, the Sponsor may advise the Trustee to keep such Securities. Any proceeds received in an exchange shall, as the Sponsor or its designee may direct, be reinvested into any Securities included in the Nasdaq 100 Index, or distributed to Unitholders. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under
Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise or income tax on the Trust as a regulated investment company.

  Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are generally credited to the Capital Account for distribution to Unitholders, to meet redemptions or for reinvestment into additional Securities in accordance with the optimization program. The Trustee may also sell Securities, designated by the Sponsor or its designated agent, from a Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the Capital Distribution Date to Unitholders of record on the Capital Record Date, unless such amounts are reinvested into additional Securities. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution. In addition, because the Trusts have elected to be taxed as "regulated investment companies," the Trustee may make such distributions to Unitholders as may be necessary or desirable to maintain the status of the Trusts as regulated investment companies or to avoid the imposition of any excise or income tax on a Trust.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in addi-tional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvest-ment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at 800-257-8787.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust.

Unit Value and Evaluation

  The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and
(6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined
(a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or The NASDAQ Stock Market, Inc., or, with respect to a Security so listed but the Trustee deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

  Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

Ownership and Transfer of Units

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, The Chase Manhattan Bank, at 4 New York Plaza, New York, NY 10004-2413, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 4 New York Plaza, New York, NY 10004-2413 (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced.

Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. If Securities of a Trust are sold to pay redemptions and there are excess proceeds after meeting redemption requests, the Sponsor, or its designee, may, but is not obligated to, instruct the Trustee to reinvest such excess proceeds in any Securities included in the related stock index.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of a Trust. After the period ending with the earlier of six months after the initial offering period or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Information about the Trustee

  The Trustee is The Chase Manhattan Bank. Its address is 4 New York Plaza, New York, NY 10004-2413. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may compare the performance of a given investment strategy or a Trust with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; and/or (3) the S&P 500 Index or other unmanaged indices and investment strategies. Advertisements involving these indices, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation of the index, investment or strategy returns for any period. This calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor intends to replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to make such amendments as may be necessary for the Trust to continue to qualify as a regulated investment company for federal income tax purposes, or (3) to make such other provisions as shall not adversely affect the Unitholder. Certain other amendments to the Indenture require the approval of either the consent of 66 2/3% or 100% of Unitholders. However, the Indenture cannot be amended to (a) alter the rights to the Unitholders as against each other, (b) provide the Trustee with the power to engage in business or investment activities other than as specifically provided in the Indenture or (c) adversely affect the characterization of the Trust as a regulated investment company for federal income tax purposes. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  A Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. A Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The Indenture also provides that if at any time the stock index to which the Trust relates is no longer compiled, maintained or made available, the Sponsor may (a) direct that the Trust continue to be operated utilizing the components of the related stock index, as they existed on the last day on which the stock index's components were available to the Trust; or (b) direct the Trustee to liquidate the Trust in such a manner as the Sponsor shall direct. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts. The information supplement is incorporated by reference into the Prospectus.

Defined                      NUVEEN INDEX PORTFOLIO
Portfolios                    PROSPECTUS -- PART B

                               February 25, 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Sup-plement, and you should not rely on any other information.

  When Units of this Trust are no longer available or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                                MARCH __, 1999

                         NUVEEN UNIT TRUSTS, SERIES 37

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Chase Manhattan Bank, 4 New York Plaza, New York, NY 10004-2413 (800-257-8787). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated March __, 1999. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Dow Jones & Company, Inc.

Risk Factors

Accumulation Plan

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 321-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

DOW JONES & COMPANY, INC.

     The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average/sm/, which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average/sm/. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

     DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE/SM/ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro is expected to become the official currency of these eleven countries. As of January 1, 1999, the participating countries will no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, will be exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in the Trust.

     Energy Sector Portfolio. An investment in Units of the Energy Sector Portfolio should be made with an understanding of the problems and risks such an investment may entail.

     The Energy Sector Growth Portfolio invests in Securities of companies involved in the energy industry. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Trust.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

     According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

     Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage.

     Financial Services Sector Portfolio. An investment in Units of the Financial Services Sector Portfolio, should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

     The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

     Pharmaceutical Sector Portfolio. An investment in Units of the Pharmaceutical Sector Portfolio should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail.

     Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

     As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distribution of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

     Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

     Retail Sector Portfolio. An investment in Units of the Retail Sector Portfolio should be made with an understanding of the problems and risks inherent in the retail industry in general. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy, intense competition and consumer spending trends. In the recent past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economy and social conditions, to attract and retain capable management and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits.

     In addition, the competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs. The above factors could adversely affect the value of the Trust's Units.

     Technology Sector Portfolio. An investment in Units of the Technology Sector Portfolio should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

     Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf on Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2   Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 37 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 9th day of March, 1999.

                                        NUVEEN UNIT TRUSTS, SERIES 37
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/   Robert K. Burke
                                           -------------------------------
                                                 Vice President


                                        Attest /s/   Karen L. Healy
                                               ---------------------------
                                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )
                                                          )  /s/ Larry W. Martin
John P. Amboian            Chief Financial Officer and    )  ------------------
                           Executive Vice President       )   Larry W. Martin
                                                          )  Attorney-in-Fact**
Margaret E. Wilson         Vice President and             )
                           Controller                     )   March 9, 1999
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.